Exhibit 12
COUSINS PROPERTIES INCORPORATED
STATEMENT REGARDING COMPUTATION OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS
($ in thousands)

	2007	2006	2005	2004	2003

Earnings:
Pre-tax income (loss) from continuing operations, adjusted for equity investees and minority interests (A)	$116	$(23,376)	$(842)	$140	$(1,320)

Add:
Gain on sale of investment property, net of applicable income tax provision	5,535	3,012	15,733	118,056	100,558
Distributed income of equity investees	22,587	256,625	64,562	247,532	58,488
Amortization of capitalized interest	1,478	975	1,196	1,084	631
Fixed charges	47,669	47,551	42,211	37,084	35,984

Subtract:
Capitalized interest	(23,343)	(20,554)	(17,193)	(14,028)	(9,684)
Preferred dividends	(15,250)	(15,250)	(15,250)	(8,042)	(3,358)

Earnings	$38,792	$248,983	$90,417	$381,826	$181,299

Fixed charges:
Interest expense	$8,816	$11,119	$9,094	$14,623	$22,576
Capitalized interest	23,343	20,554	17,193	14,028	9,684
Interest component of rental expense (30%)	260	628	674	391	366

	32,419	32,301	26,961	29,042	32,626
Preferred stock dividends	15,250	15,250	15,250	8,042	3,358

Fixed charges	$47,669	$47,551	$42,211	$37,084	$35,984

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.81	5.24	2.14	10.30	5.04

     (A) Prior years’ pre-tax income (loss) from continuing operations is adjusted for 2007 discontinued operations.